Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, APRIL 2, 2020 - 9:30 A.M. (Eastern)

VOTING RESULTS:

This report on the voting results of the 164th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at: https://www.td.com/document/PDF/investor/2020/E-2020-Proxy-Circular.pdf

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1 .	Election of Directors

	Each of the thirteen (13) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

	Nominee	Votes For	% Votes	Votes Witheld	% Votes
			For		Withheld
	Amy W. Brinkley	928,189,093	99.5	5,047,887	0.5
	Brian C. Ferguson	924,006,604	99.0	9,230,376	1.0
	Colleen A. Goggins	928,399,802	99.5	4,836,122	0.5
	Jean-René Halde	930,599,666	99.7	2,637,314	0.3
	David E. Kepler	931,368,688	99.8	1,868,292	0.2
	Brian M. Levitt	926,526,722	99.3	6,710,258	0.7
	Alan N. MacGibbon	931,577,387	99.8	1,659,593	0.2
	Karen E. Maidment	927,097,116	99.3	6,139,864	0.7
	Bharat B. Masrani	928,546,112	99.5	4,690,398	0.5
	Irene R. Miller	911,227,286	97.6	22,009,694	2.4
	Nadir H. Mohamed	926,058,916	99.2	7,178,064	0.8
	Claude Mongeau	931,683,352	99.8	1,553,628	0.2
	S. Jane Rowe	931,766,134	99.8	1,470,846	0.2

2 .	Appointment of Auditor

	The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

	Votes For	% Votes For	Votes Withheld		% Votes Withheld
	965,205,117	99.0	9,663,373		1.0

3 .	Advisory vote on the approach to executive compensation

	Votes For	% Votes For	Votes Against		% Votes Against
	881,739,607	94.5	51,496,521		5.5

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4, 5 and 6 below:

4 .	Shareholder Proposal A - Disclosure of the Equity Ratio

	Votes For	% Votes For	Votes Against	% Votes Against
	58,096,518	6.3	869,724,095	93.7

	Votes Abstained*
	5,415,866

5 .	Shareholder Proposal B - Diversity Target

	Votes For	% Votes For	Votes Against	% Votes Against
	65,828,394	7.1	861,924,112	92.9

	Votes Abstained*
	5,483,025

6 .	Shareholder Proposal C - Targets for Reduction of Greenhouse Gas Emissions via Underwriting and Lending Activities

	Votes For	% Votes For	Votes Against	% Votes Against
	159,694,658	17.8	737,779,328	82.2

	Votes Abstained*
	35,761,931

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by email at tdshinfo@td.com.